FORM 3




                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person / 2.  Date of Event Requiring    / 4. Issuer Name and Ticker or Trading Symbol
                                         /     Statement (Month/Day/Year) /
                                         /                                /    AREMISSOFT CORPORATION ("AREM")
  ELLIS,       GEORGE           H.       /             10/01/2001         /
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   (Last)       (First)       (Middle)   / 3.  IRS or Social Security     / 5. Relationship of Reporting  / 6. If Amendment,
                                         /     Number of Reporting Person /    to Issuer                  /    Date of Original
8401 North Central Expressway            /     (Voluntary)                /    (Check all applicable)     /    (Month/Day/Year)
#840 LB2                                 /                                /    XX Director  --- 10% Owner /
---------------------------------------- /                                /    XX Officer   --- Other     / ------------------------
        (Street)                         /                                /    (give title(Specify below) / 7. Individual or
                                         /                                /     below)                    /    Joint/Group
                                         /                                /                               /    Filing (Check
                                         /                                /     Chairman of the Board and /    applicable line)
                                         /                                /     Chief Executive Officer   /    X Form filed by One
                                         /                                /                               /      Reporting Person
                                         /                                /                               /    _ Form filed by More
                                         /                                /                               /      than One Reporting
Dallas,              TX        75225     /                                /                               /      Person
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(City)              (State)     (Zip)    /
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                                    Table 1 - Non-Derivative Securities Beneficially Owned
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1.  Title of Security (Instr. 4)         / 2. Amount of Securities        / 3. Ownership Form:  Direct (D)/ 4. Nature of Indirect
                                         /    Beneficially Owned          /    Indirect (I) (Instr. 5)    /    Beneficial Ownership
                                         /    (Instr. 4)                  /                               /    (Instr. 5)
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          Common Stock                             10,000                                 D                         N/A

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          Common Stock                              1,000                                 I                    Anne V. Ellis IRA
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)




Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


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1.  Title of     2. Date Exercisable    3. Title and Amount   4. Conversion or    5.  Ownership Form of    6. Nature of Indirect
    Derivative      and Expiration         of Securities         Exercise Price       Derivative Security:    Beneficial Ownership
    Security        (Month/Day/Year)       Underlying            Derivative           Direct (D) or           (Instr. 5)
    (Instr. 4)                             Derivative            Security             Indirect (I)
                                           Security                                   (Instr. 5)
                                           (Instr. 4)
                 -------------------------------------------
                                                    Amount or
                    Date     Expiration             Number of
                 Exercisable    Date      Title      Shares
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Options to
Purchase                                  Common
Common Stock         (1)     01/31/05     Stock      50,000         $23.00                 D                        N/A
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Options to
Purchase                                  Common
Common Stock         (2)     10/01/06     Stock     750,000         $.57                   D                        N/A
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Options to
Purchase                                  Common
Common Stock         (3)     10/01/06     Stock     450,000         $.57                   D                        N/A
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Explanation of Responses:

(1)      16,667 vests on 01/31/02
         16,667 vests on 01/31/03
         16,666 vests on 01/31/04

(2)      250,000 vests on 10/01/01
         250,000 vests on 10/01/02
         250,000 vests on 10/01/03

(3)      150,000 vests on 10/01/01
         150,000 vests on 10/01/02
         150,000 vests on 10/01/03

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal   /s/ George H. Ellis              October 7, 2001
Violations.   See  18  U.S.C.  1001  and  15  U.S.C.  78ff(a).                      ----------------------------    ---------------
                                                                                       GEORGE H. ELLIS
                                                                                    **Signature of Reporting Person       Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure. Page 2